[redacted]

10029407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchwood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cirenza 215-496-5553 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C (Address) Holland (City) PA (State) 18966 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birchwood Securities Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 26 day of FEB 2010

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA A. KANDEL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 19, 2013

Signature

PRESIDENT

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA A. KANDEL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and President
Birchwood Securities Corporation
Philadelphia, Pennsylvania

I have audited the accompanying statement of financial condition of Birchwood Securities Corporation (a New Jersey corporation) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birchwood Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 24, 2010

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$112,819
Receivables	
Clearing organization	270,581
Brokers and dealers	20,216
Other	23,462
Property and equipment, at cost,	
less accumulated depreciaton of $14,682	2,672
Loans receivable	12,000
	$441,750

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 27,758
Stockholder's equity	
Common stock - authorized, issued and	
outstanding, 1,000 shares, $100 par value	100,000
Additional paid in capital	473,658
Accumulated deficit	(159,666)
Total Stockholder's Equity	413,992
	$441,750

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions	$ 105,625
Other	571
Total Revenue	106,196
EXPENSES	
Floor brokerage, exchange and clearance fees	16,650
Commission expense	62,365
Occupancy	9,163
Professional fees	30,470
Quotes and research	3,944
Telephone	5,737
Other expenses	40,973
Total Expenses	169,302
Net Loss	$ (63,106)

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2009	$100,000	$473,658	$ (96,560)	$477,098
Net loss	-	-	(63,106)	(63,106)
Balance, December 31, 2009	$100,000	$473,658	$ (159,666)	$413,992

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (63,106)
Adjustments to reconcile net income	
to net cash provided by operating activities	
Depreciation	3,375
(Increase) decrease in	
Receivables from clearing organization	(38,576)
Receivables from brokers and dealers and others	12,884
Loans receivable	(1,000)
Securities owned	1,199
Increase (decrease) in	
Accounts payable and accrued expenses	6,167
Net cash used by operating activities	(79,057)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from refund of deposit from clearing organization	75,000
Net cash provided by investing activities	75,000
Net decrease in cash	(4,057)
CASH AND CASH EQUIVALENTS, beginning of year	116,876
CASH AND CASH EQUIVALENTS, end of year	$112,819

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Birchwood Securities Corporation ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, and a member of the NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange). Additionally, the Company is registered as a broker-dealer with the Commonwealth of Pennsylvania Securities Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company transacts business in equities and options as a member of the NASDAQ OMX PHLX.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities Transaction

Customers' securities transactions are recorded on a settlement date basis. Receivables from, and payable to, clearing agents represent balances arising from transaction fees from executions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash and cash equivalents.

Property and Equipment

Acquisitions of property and equipment in excess of $1,000 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. These commissions are recorded on a settlement date basis in the statement of operations which approximates the commissions earned on a trade date basis.

Income Taxes

On March 1, 1986, the Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the Company's income and related tax liability passes through directly to the stockholder.

(2) OPERATING LEASE COMMITMENTS

The Company leases its floor space on the NASDAQ OMX PHLX and certain office equipment under noncancellable operating leases. The lease is automatically renewed at December 31, for a period of one year.

Rental expense for the year ended December 31, 2009 was $9,164.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $250,000. At December 31, 2009, the Company's "aggregate indebtedness" and "net capital" (as defined) were $27,758 and $353,485, respectively, and its aggregate indebtedness to net capital ratio was .08 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

(4) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(5) SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 24, 2010, which is the date the financial statements were available to be issued, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2009

NET CAPITAL		
Total's stockholder's equity		$413,992
Less nonallowable assets		
Receivables	43,678	
Property and equipment	2,672	
Loans receivable	12,000	
Total nonallowable assets		(58,350)
Net capital before haircuts on securitiies		355,642
Less haircuts on securities		(2,157)
Net capital		$353,485
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 27,758

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIRMENT

Minimum Net Capital Requirement	$250,000
Excess net capital at 1500%	$103,485
Excess net capital at 1000%	$350,709
Ratio of aggregate indebtedness to net capital	8%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital as reported in Company's Form X-17A-5, Part II (Unaudited)		$365,918
Auditor's adjustments:		
Accrual of expenses	$ 3,500	
Increase in nonallowable receivables	8,933	
		(12,433)
Net capital as reported herein		$353,485

Schedule II

BIRCHWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. Birchwood Securities Corporation clears all of its trading activities through Pershing, an affiliate of the Bank of New York Mellon.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder and President
Birchwood Securities Corporation
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Birchwood Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Birchwood Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7-T). Birchwood Securities Corporation's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

BIRCHWOOD SECURITIES CORPORATION
SIPC TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Total Revenue	$ 84,193
Deductions:	-
SIPC Net Operating Revenues	84,193
General Assessment @ .0025	210
Payments made with 2009 Form SIPC 4	(150)
Balance paid with SIPC-7T	$ 60

See accompanying independent accountant's report.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Shareholder and President
Birchwood Securities Corporation
Philadelphia, Pennsylvania

In planning and performing my audit of the financial statements of Birchwood Securities Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, NASDAQ OMX PHLX, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009
WITH REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR